[Friedman, Billings, Ramsey Group, Inc. Letterhead]

February 8, 2008

VIA EDGAR

Mr. Kevin Woody, Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Friedman, Billings, Ramsey Group, Inc.
File No. 000-50230
Form 10-K for Fiscal Year Ended
December 31, 2006
Filed March 1, 2007
Form 10-Q for the Quarterly Period Ended
September 30, 2007
Filed November 9, 2007

Dear Mr. Woody:

Set forth below is the response of Friedman, Billings, Ramsey Group, Inc. (the “Company”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated February 4, 2008, to Kurt R. Harrington, Executive Vice President and Chief Financial Officer of the Company, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, filed with the Commission on March 1, 2007, and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007, filed with the Commission on November 9, 2007.

For convenience of reference, the Staff comment contained in your February 4, 2008 comment letter is reprinted below in italics, and is followed by the Company’s response.

Form 10-K for the year ended December 31, 2006

Financial Statements

Note 3. FBR Capital Markets Corporations Offering, page F-19

1.	We have considered your response to our prior comment 2. Given that FBR Capital Markets was a newly formed subsidiary, we are unclear how you determined that realization of the gain is assured thus allowing the gain to be recognized. Please provide to us an analysis supporting management’s opinion that realization of the gain is assured. Reference is made to question 2 of SAB 51.

[Friedman, Billings, Ramsey Group, Inc. Letterhead]

Mr. Kevin Woody, Accounting Branch Chief

United States Securities & Exchange Commission

February 8, 2008

Response: As previously discussed in the Company’s response to the Staff’s prior comment 2, the sale of shares of FBR Capital Markets common stock in a private offering to unaffiliated investors and Crestview Partners, a New York-based private equity firm, was completed in July 2006 (the “July 2006 private offering”). The July 2006 private offering was not part of a broader corporate reorganization planned or contemplated by the Company at the time these shares were issued. In addition, the repurchase of certain shares of FBR Capital Markets common stock in the third quarter of 2007 was not contemplated at the time these shares were issued.

In June 2006, the Company formed FBR Capital Markets to be a holding company for the operating businesses which had historically conducted the Company’s and its predecessor’s capital markets (investment banking, institutional brokerage and sales and research) and asset management businesses and to facilitate the sale of shares of FBR Capital Markets to investors in the July 2006 private offering. Accordingly, the Company through one of its wholly-owned subsidiaries entered into a contribution agreement pursuant to which the Company contributed to FBR Capital Markets all of the capital stock of the entities that own Friedman, Billings, Ramsey & Co. (a domestic registered broker-dealer), Friedman, Billings, Ramsey International, Ltd. (a broker-dealer registered in the United Kingdom), FBR Investment Management, Inc. (a registered investment adviser) and FBR Fund Advisers, Inc. (a registered investment adviser). In consideration for its contribution of these operating businesses, FBR Capital Markets issued 46,000,000 shares of its common stock to the Company. The operating businesses contributed to FBR Capital Markets had been in existence for more than ten years and had been generating revenues, profits and cash flows over that period.

In connection with the contribution of the Company’s capital markets and asset management businesses, FBR Capital Markets sold 18,000,000 shares of its common stock to investors in the July 2006 private offering. These shares were sold to investors for cash at a premium to the historical book value of FBR Capital Markets, which simultaneously accreted value to the shares of FBR Capital Markets common stock held by the Company, but also diluted the Company’s ownership percentage in FBR Capital Markets to approximately 72%. The cash proceeds from the July 2006 private offering were intended to be used to fund strategic growth objectives and grow the pre-existing capital markets and asset management businesses contributed to FBR Capital Markets.

[Friedman, Billings, Ramsey Group, Inc. Letterhead]

Mr. Kevin Woody, Accounting Branch Chief

United States Securities & Exchange Commission

February 8, 2008

Because the sale of shares of FBR Capital Markets common stock in the July 2006 private offering was an accretive cash infusion into existing businesses to accomplish strategic growth objectives and grow the existing capital markets and asset management businesses contributed to FBR Capital Markets, the Company determined that realization of the gain on its proportionate share in the book value of FBR Capital Markets was assured and recognized this gain in its consolidated statement of operations in accordance with SAB 51.

*            *            *

In connection with the Company’s response to the comments of the Staff set forth herein, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Appears on the Next Page.]

[Friedman, Billings, Ramsey Group, Inc. Letterhead]

Mr. Kevin Woody, Accounting Branch Chief

United States Securities & Exchange Commission

February 8, 2008

If you have any questions or comments regarding the foregoing, or have additional comments or questions, please contact the undersigned at (703) 312-9647.

Sincerely, FRIEDMAN, BILLINGS, RAMSEY GROUP, INC.

By:	/s/ Kurt R. Harrington
Name:	Kurt R. Harrington
Title:	Executive Vice President and Chief Financial Officer

cc:	Mr. Robert Telewicz
Mr. William J. Ginivan
Mr. Daniel M. LeBey